2003 ANNUAL REPORT



Stanley
Furniture Company, Inc.

CORPORATE PROFILE

Celebrating our 80th Anniversary in 2004, Stanley Furniture Company, Inc. (Nasdaq: **STLY**) is a leading designer and manufacturer of high-quality residential wood furniture. Focused exclusively on the upper-medium-priced segment, Stanley's offerings range from traditional to contemporary with fashion-forward designs for rooms throughout the home that have captured nine coveted Pinnacle Awards from the American Society of Furniture Designers. Our blended manufacturing approach combining production in Virginia and North Carolina with offshore sourcing emphasizes continuous improvement in quality and customer responsiveness while reducing costs. The shipment of orders to retail stores is among the fastest in the industry. Stanley's products are sold through furniture specialty stores, department stores and furniture store chains. Additional information about Stanley is available at stanleyfurniture.com.

MISSION

Profitably offer the best product in the Stanley segment and support it with excellent quality and service.

STRATEGY

Position Stanley as a wood resource in the upper-medium residential market segment offering a diversified product line distributed through multiple channels.

CORE BELIEFS

- Style leadership with a value orientation supported by excellent quality and service is the foundation for success.
- Uncompromising integrity in all our dealings will ensure that associates, customers and suppliers are always treated with respect and fairness.
- Superior profitability will assure perpetuation of the Company and the well-being of our stockholders, associates, customers and community neighbors.

Stanley
Furniture Company, Inc.

FINANCIAL HIGHLIGHTS



American Modern

NET SALES TREND

(in millions)



$247
$265
$283
$234
$239
$261
+17%
+7%
+7%
-17%
+2%
+9%
98
99
00
01
02
03

OPERATING MARGIN TREND

(percent of net sales)



11.3%
13.0%
12.3%
7.1%
9.3%
10.1%
98
99
00
01
02
03

EARNINGS PER SHARE TREND

(in dollars)



$1.82
$2.47
$2.63
$1.21
$1.85
$2.34
+46%
+36%
+7%
-54%
+53%
+27%
98
99
00
01
02
03

			For the Years Ended December 31,				
(In thousands, except per share data)	% Increase	2003	2002	2001	2000	1999	1998
Sales and earnings:							
Net sales	**8.8%**	**$ 260,641**	$ 239,485	$ 234,322	$ 283,092	$ 264,717	$ 247,371
Operating income	**17.2%**	**26,216**	22,361	16,661	34,937	34,290	27,944
Net income	**20.5%**	**15,150**	12,571	8,321	19,540	19,213	14,483
Per share:							
Net income, diluted	**26.5%**	**$ 2.34**	$ 1.85	$ 1.21	$ 2.63	$ 2.47	$ 1.82
Dividends paid		**0.20**					
Market price at year end	**35.5%**	**31.50**	23.25	23.77	24.13	18.38	18.25
Financial position at year end:							
Cash		**$ 2,509**	$ 9,227	$ 1,955	$ 1,825	$ 3,597	$ 6,791
Working capital		**64,455**	62,944	51,271	53,759	38,531	44,408
Total assets		**164,203**	172,485	163,003	179,206	170,522	154,374
Total debt		**22,700**	29,614	37,053	52,169	38,404	43,539
Stockholders' equity		**102,558**	99,687	87,294	79,477	79,573	62,368
Total debt as a percentage of total capitalization		**18.1%**	22.9%	29.8%	39.6%	32.6%	41.1%

TO OUR STOCKHOLDERS

We are pleased to report another year of solid performance despite a difficult economy and the turmoil created by low-cost imports in the wood segment of the furniture industry. Sales increased 8.8%, operating income 17.2%, net income 20.5% and earnings per share 26.5% compared to 2002. This represented significant gains in market share at a time when the industry reported decreasing sales for our competition in the upper-medium price segment of residential wood furniture. Our operating profit margin of 10.1% continues to rank among the best in the industry. We are pleased with these results during these tumultuous times.

Fourth quarter sales grew 14.9% and earnings per share improved 18.6%. This marked the highest sales of any quarter in our Company's history and the seventh consecutive quarter of sales growth over the comparable prior year period. Clearly, we enter 2004 with significant momentum.

Industry Transition Continues

Last year in this letter we discussed the paradigm shift taking place in the industry caused by the massive move of manufacturing offshore, primarily to China. It is estimated that approximately half of all wood furniture sold in the United States is now imported. This past year we joined with 27 other manufacturers representing over one-half of all domestic bedroom producers to file a dumping petition against Chinese manufacturers. Our position is straightforward. We are strong proponents of free trade, importing off and on for nearly 20 years and exporting to over 40 countries. However, there is strong evidence that China is in violation of certain international trade regulations. We think the regulatory authorities should resolve this matter. Regardless of the outcome, the global economy will continue to impact our industry and we intend to adapt and compete.

Future Challenges

The future is all about operating in a global economy. What should be our domestic capacity? How do we continue to develop successful offshore partners? How do we provide our customers the "best product"? This is what your management team thinks about every day. Our track record is solid, but we understand it means little if not continued.

A Winning Strategy But Execution Sets Us Apart

Stanley is a focused, niche player in a fragmented industry, with no industry player having even 10% of total residential furniture sales. We compete only in the upper-medium priced residential wood segment, offering furniture for every room in the home. This allows us to concentrate our product development, manufacturing and distribution efforts exclusively on this market segment. Unlike some of our competitors who are pursuing vertical integration strategies with dedicated stores, Stanley's multi-channel distribution strategy includes independent furniture stores, regional chains, department stores, designers and international accounts.

A Tradition of Environmental Excellence

Because of its extraordinary commitment to protect the environment, Stanley Furniture Company's Martinsville plant has been named a member of the EPA's prestigious National Environmental Performance Track program. Stanley Furniture is the first company in the furniture industry to receive this prestigious designation.

At the core of our company is a belief that in a consumer goods business, the company with the best product wins. Our focus is on creating exciting designs, producing quality products and providing excellent service. It is that simple yet that difficult.

Defined as something the consumer wants at a price she is willing to pay, best product is determined by both design and price. Blending efficient domestic manufacturing in highly focused facilities with intelligent outsourcing of certain component parts and finished goods allows us to offer a compelling value proposition. This combination gives Stanley a competitive advantage by offering higher value and well-styled product, without sacrificing our culture of high quality and fast delivery. Our market share gains in the past year provide encouraging evidence that our customers are responding favorably and that we are executing the strategy well.

Creating Stockholder Value

Your management is committed to creating stockholder value on an ongoing basis. Since going public in 1993, your company has grown earnings per share at a compounded annual growth rate of 13% and the stock has performed accordingly. At the foundation of our financial strategy is an emphasis on strong cash flow that allows us to invest in the future, repurchase our stock (over $75 million in the last seven years) and pay cash dividends to our stockholders. In 2003 we repaid $6.9 million of debt, repurchased $14.8 million of our stock and paid cash dividends of $1.3 million. We are excited about our recent announcement to double the cash dividend initiated last year. We fully realize our responsibility to provide you


Albert L. Prillaman (seated) and Jeffrey R. Scheffer

with a return on your investment. As we have said previously, while not ruling out strategic acquisitions, we remain skeptical of the synergies and stockholder benefits of growth through acquisition. We intend to remain a focused, niche player in a fragmented furniture industry.

Your management is committed to continuing the tradition of superior results and creating stockholder value on a sustained basis with uncompromising integrity in all that we do. Your directors continue to offer wise counsel and demand results. We appreciate your continued trust and financial support. We look forward to reporting another year of progress.

Albert L. Prillaman
Chairman of the Board

Jeffrey R. Scheffer
President & Chief Executive Officer

At the core of our company is a belief that in a consumer goods business, the company with the best product wins. Our focus is on creating exciting designs, producing quality products and providing excellent service. It is that simple yet that difficult.

young America

A registered trademark of Stanley Furniture Company.



Industry Leader in Youth Furniture

This past year, Young America® stepped into the spotlight as a registered trademark of Stanley Furniture Company with its own graphic identity and marketing focus. The industry leader in youth furniture, Young America is the choice of sophisticated consumers faced with an increasing number of options in the growing youth furniture market.

Differentiated by classic styling with the same quality construction as adult furniture to grow with the child from crib to college and beyond, more than 20 different styles and finishes make the Young America selection the broadest in its market segment.

Harbor Town


baby™
A trademark of Stanley Furniture Company, Inc.

Isabella

Product Line Extension
Moving into the Nursery

Proud new parents (and grandparents) can now choose Young America before the baby officially joins the family. Young America Baby™ adds the new dimension of cribs and nursery furniture to existing product assortments. Designed to function far beyond the baby's first years, Young America Baby reaches the consumer earlier, capturing additional purchases as the child grows.

Moving Throughout the Home

Because the needs and activities of kids today are the focus of American family life, the bedroom is no longer the child's only domain. Young America is designed for small rooms where space is the challenge. Whether it's the playroom, the bathroom or the basement, Mom and Dad rest easier knowing Young America furniture is designed with kid-friendly function and safety.



2nd Nature

THE Look

Stanley Collections Are All About the Look of Luxury

Stanley Collections present beautiful bedroom, dining room, home entertainment, home office and accent furniture. The passion of our team is to create furniture that consumers will love for the great style as well as for the many ways that it can be used over time. Like a favorite armoire that has moved from home to home and adapts to many settings, we design furniture to serve a multitude of functions for the many stages of life.





American Modern



Villa Antica

Creating Memories

Today's consumers seek beautifully designed furniture of high quality that also offers durability and comfort. They want stylish furniture at affordable prices. It must be the right styling to transform a house into a dream home. Like a holiday meal shared with family and close friends, Stanley Collections help create tomorrow's memories of home.

Designed for Entertaining

As homes and electronics change, so does Stanley Collections home entertainment furniture. We keep abreast of rapidly changing TV sizes and formats so that our furniture is already displayed in retail stores when the new technology becomes available. With renewed interest in home entertaining, consumers expect to house their latest entertainment technology in furniture with style, convenience and comfort.



Portofino



Villa Antica

Those Special Accents

Unique accent furniture adds the finishing touches to a room, whether it's completing a room for home entertainment, an entrance hall, the bedroom or the living room. We look for functional inspiration: a taller cocktail table for today's higher sofas, a movable shelf for the sofa table, a handsome multi-use wine console or diminutive wicker cubes with lift-off tops for storage. Then we add special design details to make each an individually memorable piece, a jewel in the Stanley Collections.

Step into the Library

The home office has come of age, often emerging as a cozy library or a setting within a room. No longer relegated to the basement or extra bedroom, our home office desks, file cabinets and bookcases appear in rooms all over the house. Because wherever our home office furniture resides, it is always equally beautiful and functional.



Provincia

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 0-14938

STANLEY FURNITURE COMPANY, INC.
(Exact name of Registrant as specified in its Charter)

Delaware	54-1272589
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1641 Fairystone Park Highway, Stanleytown, VA 24168
(Address of principal executive offices, Zip Code)

Registrant's telephone number, including area code: (276) 627-2000
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.02 per share
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes (x) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2): Yes (x) No ( )

Aggregate market value of the voting and non-voting equity stock held by non-affiliates of the Registrant based on the closing price on June 28, 2003: $155 million

Indicate the number of shares outstanding of each of the Registrant's classes of common stock as of February 13, 2004:

Common Stock, par value $.02 per share	6,201,047
(Class of Common Stock)	Number of Shares

Documents incorporated by reference: Portions of the Registrant's Proxy Statement for its Annual Meeting of Stockholders scheduled for April 14, 2004 are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

Item 1. Business

General

Stanley Furniture Company, Inc. (the "Company" or "Stanley") is a leading designer and manufacturer of residential wood furniture exclusively targeted at the upper-medium price range. The Company offers diversified product lines across all major style and product categories within this price range. This product depth and extensive style selection makes the Company a complete wood furniture resource for retailers in its price range and allows the Company to respond more quickly to shifting consumer preferences. The Company has established a broad distribution network that includes independent furniture stores, department stores and regional furniture chains. To provide its products and support this broad distribution network, the Company has implemented a blended operating strategy combining efficient and flexible manufacturing processes with offshore sourcing of component parts and finished goods. The Company emphasizes continuous improvement in its manufacturing and sourcing processes to enable it to continue providing competitive advantages to its customers, such as quick delivery, reduced inventory investment, high quality, and value.

In 2001, the Company began to expand its offshore sourcing as it began implementing its blended operating strategy. The increased offshore sourcing created excess capacity in the Company's manufacturing facilities and the Company closed its former West End, North Carolina facility beginning in late 2001 and realigned production at its Lexington, North Carolina facility in 2003.

Products and Styles

The Company's product lines cover all major design categories, and include dining room, bedroom, home office, home entertainment, accent tables and youth furniture marketed as Young America®. Recently the Company began expanding its Young America® offerings to include playroom, accent pieces for the bath and infant furniture marketed as Young America Baby™. The Company believes that the diversity of its product lines enables it to anticipate and respond quickly to changing consumer preferences and provides retailers a complete wood furniture resource in the upper-medium price range. The Company believes that its products represent good value and that the quality and style of its furniture compare favorably with more premium-priced products.

The Company provides products in a variety of woods, veneers, and finishes. The number of styles by product line currently marketed by the Company is set forth in the following table:

	Number of Styles
Dining room	24
Bedroom	24
Youth furniture (Young America®)	22
Home entertainment and accent tables	20
Home office	18

These product lines cover all major design categories including European traditional, contemporary/transitional, American traditional and country/casual designs.

The Company designs and develops new product styles each year to replace discontinued items or styles and, if desired, to expand product lines. The Company's product design process begins with marketing personnel identifying customer needs and conceptualizing product ideas, which generally consist of a group of related furniture pieces. A variety of sketches are produced, usually by Company designers, from which prototype furniture pieces are built prior to full-scale production. The Company consults with its marketing personnel, sales representatives, and selected customers throughout this process and introduces its new product styles primarily at the fall and spring international furniture markets.

Distribution

The Company has developed a broad domestic and international customer base and sells its furniture through approximately 60 independent sales representatives to independent furniture retailers, department stores and regional furniture chains. Representative customers in alphabetical order include, Carson Pirie Scott, Dillards, Federated Department Stores, Furnitureland South, Jordan's, Marshall Fields, Nebraska Furniture Mart, Raymour & Flanigan, Robb & Stucky and Rooms To Go Kids. The Company believes this broad network reduces its exposure to regional recessions, and allows it to capitalize on emerging channels of distribution. The Company offers tailored marketing programs to address each channel of distribution.

The general marketing practice followed in the furniture industry is to exhibit products at international and regional furniture markets. In the spring and fall of each year, an eight-day furniture market is held in High Point, North Carolina, which is attended by most buyers and is regarded by the industry as the international market. The Company utilizes approximately 63,000 square feet of showroom space at the High Point market to introduce new products, increase sales of its existing products, and test ideas for future products.

The Company sold to approximately 2,600 customers during 2003, and approximately 4% of the Company's sales in 2003 were to international customers. No single customer accounted for more than ten percent of the Company's sales in 2003. No material part of the Company's business is dependent upon a single customer, the loss of which would have a material effect on the business of the Company. The loss of several of the Company's major customers could have a material impact on the business of the Company.

Manufacturing and Offshore Sourcing

The Company's manufacturing strategy combines offshore sourcing with domestic manufacturing. The Company's domestic manufacturing operations complement its product and distribution strategy by emphasizing continuous improvement in quality and customer responsiveness while reducing costs. These manufacturing processes produce smaller, more frequent and cost-effective runs. The Company focuses on identifying and eliminating manufacturing bottlenecks and waste, employing statistical process control and, in turn, adjusting manufacturing schedules on a daily basis, using cellular manufacturing in the production of components, and improving its relationships with suppliers by establishing primary supplier relationships. In addition, a key element of the Company's manufacturing processes is to involve all Company personnel, from hourly associates to management, in the improvement of the manufacturing processes by encouraging and responding to ideas to improve quality and to reduce manufacturing lead times.

The Company also integrates the sourcing of selected component parts and finished items with its manufacturing operations to further enhance its product and distribution strategy. The Company acquires selected finished items and component parts from a limited number of offshore suppliers who can meet the Company's quality specifications, production efficiency and scheduling requirements. Approximately 20% of the Company's sales volume in 2003 came from products sourced from six countries with China representing the largest volume. Approximately 30% of 2004 sales is expected to come from sourced products.

The Company operates manufacturing facilities in North Carolina and Virginia consisting of an aggregate of approximately 3.2 million square feet. The Company considers its present facilities to be generally modern, well-equipped and well-maintained.

The Company shipped customer orders within 15 days on average during 2003 with average finished goods inventory turns of 5.5. The Company schedules production of its various styles based upon actual and anticipated orders. Since the Company ships customer orders on average in 15 days, management believes that the size of its backlog is not necessarily indicative of its long-term operations. The Company's backlog of unshipped orders was $19.6 million at December 31, 2003 and $15.4 million at December 31, 2002.

Raw Materials

The principal materials used by the Company in manufacturing its products include lumber, veneers, plywood, particle board, hardware, glue, finishing materials, glass products, laminates, fabrics and metals. The Company uses a variety of species of lumber, including cherry, oak, ash, poplar, pine and maple. The Company's five largest suppliers accounted for approximately 24% of its purchases in 2003. The Company believes that its sources of supply for these materials are adequate and that it is not dependent on any one supplier.

Competition

The Company ranked 21st among the largest furniture manufacturers in North America based on 2002 sales, according to *Furniture/Today*, a trade publication. The furniture industry is highly competitive and includes a large number of foreign and domestic manufacturers, none of which dominates the market. In addition, competition has significantly increased from foreign manufacturers in countries such as China which have lower production costs. The markets in which the Company competes include a large number of relatively small manufacturers; however, certain competitors of the Company have substantially greater sales volumes and financial resources than the Company. Competitive factors in the upper-medium price range include style, price, quality, delivery, design, service, and durability. The Company believes that its manufacturing processes, its sourcing strategy, its long-standing customer relationships and customer responsiveness, its consistent support of existing diverse product lines that are high quality and good value, and its experienced management are competitive advantages.

Associates

At December 31, 2003, the Company employed approximately 2,500 associates. None of the Company's associates are represented by a labor union. The Company considers its relations with its associates to be good.

Trademarks

The trade names of the Company represent many years of continued business, and the Company believes such names are well recognized and associated with excellent quality and styling in the furniture industry. The Company owns a number of trademarks, none of which is considered to be material to the Company.

Governmental Regulations

The Company is subject to federal, state, and local laws and regulations in the areas of safety, health, and environmental pollution controls. Compliance with these laws and regulations has not in the past had any material effect on the Company's earnings, capital expenditures, or competitive position; however, the effect of such compliance in the future cannot be predicted. Management believes that the Company is in material compliance with applicable federal, state, and local safety, health and environmental regulations.

Forward-Looking Statements

Certain statements made in this report are not based on historical facts, but are forward-looking statements. These statements can be identified by the use of forward-looking terminology such as "believes," "estimates," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. These statements reflect the Company's reasonable judgment with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include competition in the furniture industry including competition from lower-cost foreign manufacturers, the Company's success in implementing its blended strategy of expanded offshore sourcing and domestic manufacturing, disruptions in offshore sourcing including those arising from supply or distribution disruptions or changes in political or economic conditions affecting the countries from which the Company obtains offshore sourcing, international trade policies of the United States and countries from which the Company obtains offshore sourcing, the cyclical nature of the furniture industry, fluctuations in the price for lumber which is the most significant raw material used by the Company, fluctuations in foreign freight cost, credit exposure to customers, capital costs and general economic conditions. Any forward looking statement speaks only as of the date of this filing, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise.

Available Information

The Company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document that the Company files at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The Company's principal Internet address is www.stanleyfurniture.com. The Company makes available free of charge on www.stanleyfurniture.com its annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC.

In addition, you may request a copy of these filings (excluding exhibits) at no cost by writing, telephoning, faxing or e-mailing the Company at the following address, telephone number, fax number or e-mail address:

Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, Virginia 24168
Attention: Mr. Douglas I. Payne
Telephone: (276) 627-2000
Fax 276-629-5114
Or E-mail your request to: Investor@Stanleyfurniture.com

Item 2. Properties

Set forth below is certain information with respect to the Company's principal properties. The Company believes that all these properties are well maintained and in good condition. All Company plants are equipped with automatic sprinkler systems and modern fire protection equipment, which management believes are adequate. All facilities set forth below are active and operational. Production capacity and extent of utilization of the Company's facilities are difficult to quantify with certainty because maximum capacity and utilization varies periodically depending upon the product being manufactured, the amount of component parts and finished items outsourced, and the utilization of the labor force at the facility. In this context, the Company estimates that its facilities operated at approximately 70-75% of capacity in 2003, principally on a one shift basis. The Company believes available capacity at its facilities together with the integration of selected imported component parts and finished items will be adequate to expand production to meet anticipated product requirements.

Location	Primary Use	Approximate Facility Size (Square Feet)	Owned or Leased
Stanleytown, VA	Manufacturing and Corporate Headquarters	1,721,000	Owned
Martinsville, VA	Manufacturing	300,000	Owned
Lexington, NC	Manufacturing	635,000	Owned
Robbinsville, NC	Manufacturing	540,000	Owned
High Point, NC	Showroom	63,000	Leased

Item 3. Legal Proceedings

In the normal course of business, the Company is involved in claims and lawsuits none of which currently, in management's opinion, will have a material adverse affect on the Company's consolidated financial statements.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

The Company's executive officers and their ages as of January 1, 2004 are as follows:

Name	Age	Position
Albert L. Prillaman	58	Chairman
Jeffrey R. Scheffer	48	President and Chief Executive Officer
Douglas I. Payne	45	Executive Vice President –Finance and Administration and Secretary
Philip D. Haney	49	Executive Vice President – Marketing/Sales – Stanley Collections
Robert A. Sitler, Jr.	43	Senior Vice President – Operations
R. Glenn Prillaman	32	Senior Vice President – Marketing/Sales – Young America®

Albert L. Prillaman has been Chairman of the Board of Directors since September 1988. Mr. Prillaman served as Chief Executive Officer of the Company from December 1985 to December 2002. Mr. Prillaman also served as President from 1985 until April 2001. Prior to 1985, Mr. Prillaman served as Vice President of the Company and President of the Stanley Furniture division of the Company's predecessor since 1983, and in various executive and other capacities with the Stanley Furniture division of the predecessors Company since 1969. Albert L. Prillaman is the father of R. Glenn Prillaman.

Jeffrey R. Scheffer has been Chief Executive Officer since December 2002. Mr. Scheffer has been President since April 2001. He also served as Chief Operating Officer from April 2001 to December 2002. Prior to his employment with the Company, Mr. Scheffer served as President of American Drew, a furniture manufacturer, for five years.

Douglas I. Payne has been Executive Vice President – Finance and Administration since April 2001. Mr. Payne previously held the position of Senior Vice President – Finance and Administration since December 1996. He was Vice President of Finance and Treasurer of the Company from September 1993 to December 1996. Prior to that time, Mr. Payne held various financial management positions since his employment by the Company in 1983. Mr. Payne has been Secretary of the Company since 1988.

Philip D. Haney has been Executive Vice President – Marketing/Sales – Stanley Collections since August 2003. Mr. Haney previously held the position of Executive Vice President – Marketing and Sales since his employment by the company in October 2002. Prior to his employment with the Company, Mr. Haney served as President of Karastan Rug and Home from August 2002 to October 2002 and was Senior Vice President, Marketing and Sales at Karastan from 1998 to August 2002.

Robert A. Sitler, Jr. has been Senior Vice President – Operations since November 2003. Mr. Sitler previously held the position of Vice President – Manufacturing Services since November 2001. Prior to that time, Mr. Sitler held various management positions in credit, manufacturing, human resources, supply management and global sourcing since his employment by the company in 1985.

R. Glenn Prillaman has been Senior Vice President – Marketing/Sales – Young America® since August 2003. Mr. Prillaman previously held the position of Vice President – Product Manager since January 2002 Mr. Prillaman held various management positions in product development for Young America® since his return to the Company in June 1999. From January 1996 to June 1999, Mr. Prillaman was employed by various golf course management companies and golf equipment manufacturers. From September 1994 to January 1996, Mr. Prillaman was employed by the Company in product development and was an independent sales representative for the Company from July 1993 to August 1994. R. Glenn Prillaman is the son of Albert L. Prillaman.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is quoted on The Nasdaq Stock Market ("Nasdaq") under the symbol **STLY**. The table below sets forth the high and low sales prices per share, for the periods indicated, as reported by Nasdaq.

	High	Low	Dividends Paid
2003			
First Quarter	**$25.15**	**$18.26**	**$.05**
Second Quarter	**27.42**	**20.69**	**.05**
Third Quarter	**33.19**	**26.18**	**.05**
Fourth Quarter	**33.08**	**29.50**	**.05**
2002			
First Quarter	$33.25	$23.29	
Second Quarter	36.82	26.44	
Third Quarter	27.05	17.70	
Fourth Quarter	26.20	19.75	

As of February 13, 2004, there were approximately 1,800 beneficial stockholders. Prior to 2003 the Company used all earnings to finance the growth and development of its business and to repurchase its common stock. Accordingly no cash dividends were paid through December 31, 2002. The Company's Board of Directors initiated an annual dividend policy of $.20 per share in January 2003 and increased the annual dividend policy to $.40 per share in January 2004. The Company's dividend policy is subject to review and revision by the Board of Directors and any future payments will depend upon the financial condition, capital requirements and earnings of the Company, as well as other factors that the Board of Directors may deem relevant. The Company's ability to pay dividends and repurchase its common stock is restricted under certain loan covenants. See Note 3 of the Notes to Consolidated Financial Statements.

Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of December 31, 2003:

	Number of shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	719,000	$25.68	241,000
Equity compensation plans not approved by stockholders[1]	100,000	$27.88	______
Total	**819,000**	**$25.95**	**241,000**

[1] Represents a one time option grant to Jeffrey R. Scheffer, in connection with his employment as President and Chief Operating Officer of the Company in April 2001.

Item 6. Selected Financial Data

	Years Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share data)				
Income Statement Data:					
Net sales	$260,641	$239,485	$234,322	$283,092	$264,717
Cost of sales	198,788	180,905	181,356	214,499	196,631
Restructuring and related charges(1)		3,548	2,290		
Gross profit	61,853	55,032	50,676	68,593	68,086
Selling, general and administrative expenses	35,637	32,671	30,482	33,656	33,796
Unusual charge(2)			2,800		
Restructuring and related charges(1)			733		
Operating income	26,216	22,361	16,661	34,937	34,290
Other expense (income), net	(203)	(219)	47	(82)	388
Interest expense	2,748	3,090	4,007	4,003	3,478
Income before income taxes	23,671	19,490	12,607	31,016	30,424
Income taxes	8,521	6,919	4,286	11,476	11,211
Net income	$ 15,150	$ 12,571	$ 8,321	$ 19,540	$ 19,213
Basic Earnings Per Share:					
Net income	$ 2.40	$ 1.90	$ 1.26	$ 2.76	$ 2.70
Weighted average shares	6,326	6,609	6,610	7,076	7,119
Diluted Earnings Per Share:					
Net income	$ 2.34	$ 1.85	$ 1.21	$ 2.63	$ 2.47
Weighted average shares(3)	6,462	6,782	6,900	7,429	7,770
Cash dividends paid per share	$ .20				
Balance Sheet and Other Data:					
Cash	$ 2,509	$ 9,227	$ 1,955	$ 1,825	$ 3,597
Inventories	54,638	54,158	49,522	54,423	43,580
Working capital	64,455	62,944	51,271	53,759	38,531
Total assets	164,203	172,485	163,003	179,206	170,522
Long-term debt including current maturities	22,700	29,614	37,053	52,169	38,404
Stockholders' equity(3)	102,558	99,687	87,294	79,477	79,573
Capital expenditures(4)	1,243	1,037	4,172	6,068	25,566
Stock repurchases:					
Shares	566	158	86	869	227
Total cost	$14,788	$ 3,066	$ 1,973	$ 19,754	$ 4,708

(1) The Company recorded restructuring and related charges in 2002 of $3.6 million (or $.34 per diluted share) and $3.0 million (or $.29 per diluted share) in 2001 for the closure of a manufacturing facility. See Note 8 of Notes to Consolidated Financial Statements.

(2) In 2001, the Company recorded a $2.8 million (or $.26 per diluted share) charge to write off amounts due from a major customer. See Note 9 of Notes to Consolidated Financial Statements.

(3) In 2002, the Company issued 49,000 shares to the Stanley Retirement Plan.

(4) The 1999 capital expenditures were primarily for capacity expansion projects including a new facility.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements and Notes thereto contained elsewhere herein.

Overview

Over the past few years the residential wood furniture industry has experienced a surge in low cost imported products, primarily from China. Imports have grown dramatically in the past few years and according to industry sources it is estimated that imports now account for approximately half of all residential wood furniture sold in the United States.

In response to this trend we continue to develop a blended strategy of combining our domestic manufacturing capabilities with an expanding offshore sourcing program and to realign manufacturing capacity. We are integrating selected imported component parts and finished items in our product line to lower costs, provide design flexibility and offer a better value to our customers. Sourced products represented approximately 20% of our sales in 2003 and we anticipate this percentage to level off at approximately 30% of sales for 2004.

The increase in offshore sourcing has created excess capacity in our manufacturing facilities which has caused us to reduce and realign manufacturing capacity. We closed a manufacturing facility in 2002 (our former West End, North Carolina factory) and reduced operations at another manufacturing facility in 2003. We have realigned production so that each of our current manufacturing facilities is focused on specific product lines of compatible products to improve quality and lower production costs.

These actions have reduced our manufacturing capacity by approximately 15% to 20%. However, we operated at approximately 70% to 75% of this reduced capacity in 2003. Near-term operating margins will continue to be negatively impacted by low capacity utilization rates as the proportion of sourced goods is expected to grow from approximately 20% of sales in 2003 to approximately 30% of sales in 2004.

We are reluctant to further reduce our manufacturing capacity at the present time in order to provide protective capacity for improved demand and the uncertainty of the outcome of the dumping investigation currently being conducted by the U.S. Department of Commerce and the International Trade Commission. If the investigation determines Chinese manufacturers are illegally dumping wooden bedroom furniture into the U. S. market, tariffs will be applied to future imports of wooden bedroom furniture from China. While we cannot predict the outcome or quantify the potential impact, we believe a favorable ruling on behalf of the petitioners will have a positive impact on our financial performance since we source a smaller percentage of wooden bedroom furniture from China than most of our competition.

We will continue to evaluate our manufacturing capacity needs considering increased offshore sourcing, current and anticipated demand for our products, the outcome of the dumping investigation regarding wooden bedroom furniture produced in China, overall market conditions and other factors we consider relevant. Further capacity reductions could cause asset impairment or other restructuring charges in the future.

Results of Operations

The following table sets forth the percentage relationship to net sales of certain items included in the Consolidated Statements of Income:

	For the Years Ended December 31,		
	2003	2002	2001
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**76.3**	75.5	77.4
Restructuring and related charges		1.5	1.0
Gross profit	**23.7**	23.0	21.6
Selling, general and administrative expenses	**13.6**	13.6	13.0
Unusual charge			1.2
Restructuring and related charges			.3
Operating income	**10.1**	9.4	7.1
Other income, net	**.1**	.1	
Interest expense	**1.1**	1.3	1.7
Income before income taxes	**9.1**	8.2	5.4
Income taxes	**3.3**	2.9	1.8
Net income	**5.8%**	5.3%	3.6%

2003 Compared to 2002

Net sales increased $21.2 million, or 8.8%, in 2003 compared to 2002. The increase was due primarily to higher unit volume. We believe this higher unit volume is due to gains in market share resulting from our blended operating strategy that has allowed us to offer improved product styling and value to our customers. While industry sales trends improved in the second half of 2003, the industry reported a sales decrease in 2003.

Gross profit margin for 2003 increased to 23.7% from 23.0% in 2002. Lower gross profit margin in 2002 was due primarily to restructuring and related charges resulting from closing a factory to reduce our manufacturing capacity. The gross profit margin for 2003 increased due to savings from sourcing initiatives and the realignment of manufacturing capacity. These savings were mostly offset by transition and start up costs from increased offshore sourcing, lower production levels at our manufacturing facilities, and other inflationary costs including wages and employee benefits.

Selling, general and administrative expenses as a percentage of net sales was 13.6% for both 2003 and 2002. Selling, general and administrative expenditures increased $3.0 million in 2003 due primarily to higher sales, expansion of our offshore sourcing program and increased marketing and product development costs. These increases were partially offset by a $780,000 decrease in bad debt expense. We recognized $760,000 of bad debt expense in 2002 compared to a net reversal of $20,000 in 2003 due to a decrease in accounts receivable from certain customers experiencing financial difficulties. We expect the trend of higher sourcing costs and increases in certain marketing and product development costs to continue in 2004.

As a result of the above, operating income for 2003 increased to $26.2 million, or 10.1% as a percentage of net sales, from $22.4 million, or 9.4% as a percentage of net sales, in 2002.

Interest expense for 2003 decreased due primarily to lower average debt levels.

The Company's effective income tax rate for 2003 increased to 36.0% from 35.5% in 2002, due primarily to higher state income taxes resulting from the phase-out of certain state tax credits.

2002 Compared to 2001

Net sales increased $5.2 million, or 2.2%, for 2002 compared to 2001. The increase was due primarily to higher unit volume.

Gross profit margin for 2002 increased to 23.0% from 21.6% in 2001. The increase was due primarily to cost savings resulting from closing our former West End, North Carolina facility, offshore sourcing initiatives, and lower raw material cost. This improvement was partially offset by increased restructuring related charges, lower production levels and higher wage and employee benefit expenses, primarily increased health care claims and pension expense.

Selling, general and administrative expenses for 2002 as a percentage of net sales increased to 13.6% from 13.0% for 2001. Selling, general and administrative expenses increased $2.2 million compared to 2001 primarily as a result of the reinstatement of management bonuses due to higher earnings, higher selling expenses related to new product introductions and increased sales.

An unusual charge of $2.8 million was recorded in 2001 to write off amounts due from a major customer, which declared bankruptcy and closed its stores.

As a result of closing a facility to reduce our manufacturing capacity, we recorded total restructuring and related charges of $6.5 million. In 2002, we recorded restructuring and related charges, as a component of cost of sales, of $3.5 million pretax, that included $1.7 million for accelerated depreciation and $1.8 million for other exit costs, including plant operating inefficiencies and severance cost. In 2001, we recorded restructuring and related charges of $3.0 million that included $2.0 million in accelerated depreciation and $1.0 million for other exit costs. The restructuring accrual at December 31, 2002 of $450,000 consists of a lease obligation for real estate and severance cost.

As a result of the above, operating income increased to $22.4 million from $16.7 million in 2001.

Interest expense for 2002 decreased due primarily to lower average debt levels.

The Company's effective income tax rate increased to 35.5% for 2002 from 34.0% in 2001. The lower 2001 percentage was due to lower state income taxes.

Financial Condition, Liquidity and Capital Resources

Our sources of liquidity include cash on hand, cash from operations and amounts available under a $25.0 million credit facility. These sources have been adequate for day-to-day expenditures, debt payments, purchases of the Company's stock, capital expenditures and payment of cash dividends to stockholders. We expect these sources of liquidity to continue to be adequate for the future.

Working capital has increased due to higher overall finished goods inventory levels as the proportion of our sales from sourced products has increased. To support our delivery performance, we maintain a higher inventory level of sourced products compared to those we manufacture. This is partially offset by lower raw material inventories. We expect this trend to continue in 2004.

Capital expenditures for 2004 are anticipated to be approximately $2.0 million to $3.0 million for normal replacements and improvements. As both our sales and the proportion of sourced goods increase we anticipate the need for additional warehouse space. Near-term we anticipate leasing space to accommodate our needs. However, should we decide to invest in our own facilities this could increase our anticipated capital expenditures.

During 2003, the Company purchased 566,000 shares of its stock in the open market at an average price of $26.15. At December 31, 2003, approximately $10.2 million remains authorized by our Board of Directors to repurchase shares of the Company's common stock. Consequently, we may, from time to time, either directly or through agents, repurchase our common stock in the open market, through negotiated purchases or otherwise, at prices and on terms satisfactory to the Company. Depending on market prices and other conditions relevant to the Company, such purchases may be discontinued at any time. The Company's Board of Directors initiated an annual dividend policy of $.20 per share in January 2003 and increased the annual dividend policy to $.40 per share in January 2004. The aggregate payments for 2004 are expected to be approximately $2.5 million.

The Company generated cash from operations of $14.3 million in 2003 compared to $16.1 million in 2002 and $19.8 million in 2001. The increase in cash received from customers and cash paid to suppliers and employees for 2003 was due primarily to higher sales. Higher tax payments in 2003 compared to 2002 resulted from timing of estimated tax payments and higher income. The decrease in cash generated from operations for 2002 compared to 2001 is attributable primarily to reduced collections from customers as a majority of the sales increase occurred in the fourth quarter of 2002 and was collected in the first quarter of 2003. Offsetting this decrease in 2002 was lower tax payments required during 2002 as overpayments in 2001 were applied to 2002. The cash generated from operations in 2003, 2002 and 2001 was used to repurchase common stock, reduce borrowings, pay cash dividends and fund capital expenditures, reflecting the Company's balanced strategy regarding its use of capital.

Net cash used by investing activities was $1.3 million in 2003 compared to $342,000 and $4.2 million in 2002 and 2001, respectively. The decline in capital expenditures for both 2003 and 2002 compared to 2001 is due to the relocation of a significant portion of the machinery and equipment from a previously closed facility to other Company facilities and used in lieu of normal replacements. The expenditures in 2003, 2002 and 2001 were primarily for plant and equipment and other assets in the normal course of business. In 2002, the Company received net proceeds of $695,000 from the sale of real estate at its former West End, North Carolina facility.

Net cash used by financing activities was $19.7 million, $8.5 million and $15.4 million in 2003, 2002 and 2001, respectively. In 2003 and 2002, cash from operations and proceeds from the exercise of stock options provided cash for purchase and retirement of the Company's common stock and senior debt payments. In 2003, these funds were also used to pay cash dividends. In 2001, cash from operations and proceeds from the issuance of $10.0 million in senior notes provided cash for reduction of borrowings under the revolving credit facility, senior debt payments, capital expenditures and purchase and retirement of the Company's common stock. In 2002, 85,914 shares of the Company's common stock were surrendered by an executive officer to the Company in payment of a $2.6 million outstanding loan and accrued interest, relating to stock option exercises in 2000.

At December 31, 2003, long-term debt including current maturities was $22.7 million. Debt service requirements are $7.0 million in 2004, $4.3 million in 2005, $2.9 million in 2006 and $2.9 million in 2007. As of December 31, 2003, approximately $25.0 million of additional borrowings were available under the Company's revolving credit facility and cash on hand was $2.5 million.

The following table sets forth the Company's contractual cash obligations and other commercial commitments at December 31, 2003:

		Payment due or commitment expiration			
	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Contractual cash obligations:					
Long-term debt	**$22,700**	$7,014	$7,114	$4,286	$4,286
Operating leases	**1,125**	774	294	57	
Total contractual cash obligations	**$23,825**	$7,788	$ 7,408	$4,343	$4,286
Other commercial commitments:					
Letters of credit	**$ 2,382**	$2,382			

Critical Accounting Policies

Management has chosen accounting policies that are necessary to accurately and fairly report the Company's operational and financial position. Below are the critical accounting policies that involve the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Allowance for doubtful accounts – The Company maintains an allowance for doubtful receivables for estimated losses resulting from the inability of trade customers to make required payments. The Company provides an allowance for specific customer accounts where collection is doubtful and also provides an allowance for other accounts based on historical collection and write-off experience. Judgment is critical because some customers have experienced financial difficulties. As the financial condition of these customers change, the level of such allowances will be reevaluated. During 2003, the credit exposure related to certain customer accounts experiencing financial difficulties declined resulting in a decrease in the allowance for doubtful receivables.

Inventory valuation – Inventory is valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method. The Company evaluates its inventory to determine excess or slow moving items based on current order activity and projections of future demand. For those items identified, the Company estimates its market value or net sales value based on current trends. Those items having a net sales value less than cost are written down to their net sales value. This process recognizes projected inventory losses when they become evident rather than at the time they are sold.

Long-lived assets – Property and intangible assets are reviewed for possible impairment when events indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the evaluation of impairment may affect the carrying value of long-lived assets, which could result in impairment charges in future periods. Depreciation and amortization policies reflect judgments on the estimated useful lives of assets.

Tax Contingencies – Tax contingencies are recorded to address potential exposures involving tax positions the Company has taken that could be challenged by taxing authorities. These potential exposures result from the varying applications of statutes, rules, regulations and interpretations. The Company's estimate of the value of its tax contingencies contains assumptions based on past experiences and judgments about potential actions by taxing jurisdictions. The ultimate resolution of these matters may be greater or less than the amount that the Company has accrued.

Pension costs – The Company's pension expense is developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are usually updated on an annual basis at the beginning of each year. The Company is required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in pension costs may occur in the future due to changes in these assumptions. The key assumptions used in developing 2003 net pension costs were 6.5% for both the discount rate and expected return on plan assets compared to 7.25% and 7.50%, respectively, in 2002. As a result, net pension cost increased $301,000, excluding the impact of settlement expense. In establishing its expected return on plan assets assumption, the Company reviews asset allocation considering plan maturity and develops return assumptions based on different asset classes adjusting for plan operating expenses. Actual asset over/under performance compared to expected returns will respectively decrease/increase unrecognized loss. The change in the unrecognized loss will change amortization cost in upcoming periods. A one percentage point change in the expected return assumption in the current year would have resulted in a change in pension expense of approximately $150,000. Net pension cost for 2004 is expected to increase slightly, primarily as a result of a reduction in the discount rate from 6.5% to 6.0%.

The Company does not have transactions or relationships with "special purpose" entities, and the Company does not have any off balance sheet financing other than normal operating leases primarily for showroom and certain technology equipment.

Item 7A. Quantitative and Qualitative Disclosures about Market Risks

Because the Company's obligation under its revolving credit facility bears interest at a variable rate, the Company is sensitive to changes in prevailing interest rates. A one-percentage point fluctuation in market interest rates would not have had a material impact on earnings in 2003.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements and schedule listed in Items 15(a)(1) and (a)(2) hereof are incorporated herein by reference and are filed as part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9a. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. The Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)), based on their evaluation of such controls and procedures conducted as of the end of the period covered by this report, are effective to ensure that information required to be disclosed by the Company in the reports it files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Changes in internal controls. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referred to above.

PART III

Item 10. Directors and Executive Officers of the Company

Information relating to the directors of the Company is set forth under the caption "Election of Directors" of the Company's proxy statement (the "2004 Proxy Statement") for its annual meeting of shareholders scheduled for April 14, 2004. Such information is incorporated herein by reference.

Information relating to compliance with section 16(a) of the Exchange Act is set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's 2004 Proxy Statement and is incorporated herein by reference.

Information relating to the Board of Directors determinations concerning whether a member of the Audit Committee of the Board is a "financial expert" as that term is defined under Item 401(h) of Regulation S-K is set forth under the caption "Board and Board Committee Information" of the Company's 2004 Proxy Statement and is incorporated herein by reference.

Information concerning the executive officers of the Company is included in Part I of this report under the caption "Executive Officers of the Company."

The Company has adopted a code of ethics that applies to the Company's associates, including the principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. The Company's code of ethics is posted on its website at www.stanleyfurniture.com.

Item 11. Executive Compensation

Information relating to executive compensation for the Company is set forth under the caption "Compensation of Executive Officers" of the Company's 2004 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Information for the Company relating to this item is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" of the Company's 2004 Proxy Statement. Such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

None

Item 14. Principal Accountant Fees and Services

Information for the Company relating to this item is set forth under the caption "Independent Public Accountants" of the Company's 2004 Proxy Statement. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedule and Reports on Form 8-K

(a) Documents filed as a part of this Report:

(1) The following consolidated financial statements are included in this report on Form 10-K:

Report of Independent Auditors
Consolidated Balance Sheets as of December 31, 2003 and 2002
Consolidated Statements of Income for each of the three years in the period ended December 31, 2003
Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended December 31, 2003
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2003
Notes to Consolidated Financial Statements

(2) Financial Statement Schedule:

Schedule II - Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2003

(b) The following reports on Form 8-K were filed by the Registrant during the last quarter of the period covered by this report:
A report on Form 8-K was filed October 14, 2003 to announce the Board of Directors authorization of additional funds for its stock repurchase program and quarterly cash dividend.

(c) Exhibits:

3.1 The Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-K (Commission File No. 0-19938) for the year ended December 31, 1998).

3.2 By-laws of the Registrant as amended (incorporated by reference to Exhibit 3 to the Registrant's Form 10-Q (Commission File No. 0-14938) for the quarter ended September 27, 2003).

4.1 The Certificate of Incorporation and By-laws of the Registrant as currently in effect (incorporated by reference to Exhibits 3.1 and 3.2 hereto).

4.2 Note Agreement dated February 15, 1994 between the Registrant and the Prudential Insurance Company of America (Incorporated by reference to Exhibit 4.6 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 1993).

4.3 Letter Amendment, dated October 14, 1996, to Note Agreements, dated February 15, 1994 and June 29, 1995, between the Registrant and The Prudential Insurance Company of America (incorporated by reference to Exhibit 4.1 to the Registrant's Form 10-Q (Commission File No. 0-14938) for the quarter ended September 29, 1996).

4.4 Letter Amendment, dated June 16, 1997, to Note Agreements, dated February 15, 1994 and June 29, 1995, between the Registrant and The Prudential Insurance Company of America (incorporated by reference to Exhibit 4.1 to the Registrant's Statement on Form 8-K (Commission File No. 0-14938) filed July 9, 1997).

4.5 Note Purchase and Private Shelf Agreement, dated as of June 29, 1995, among the Company, The Prudential Insurance Company of America and the affiliates of Prudential who become Purchasers as defined therein (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K (Commission File No. 0-14938) filed December 2, 1997).

4.6 Amendment, dated as of May 10, 1999, to Note Agreements, dated February 15, 1994 and June 29, 1995, between the Registrant and The Prudential Insurance Company of America (incorporated by reference to Exhibit 4.1 to the Registrant's Form 10-Q (Commission File No. 0-14938) for the quarter ended June 26, 1999).

4.7 Private Shelf Agreement dated as of September 9, 1999, as amended as of April 26, 2001, among the Company, The Prudential Insurance Company of America and the affiliates of Prudential who became purchasers as defined therein (incorporated by reference to Exhibit 4.1 to the Registrant's Form 10Q (Commission File No 0-14938) for the quarter ended June 30, 2001).

Pursuant to Regulation S-K, Item 601(b)(4)(iii), instruments evidencing long term debt less than 10% of the Registrant's total assets have been omitted and will be furnished to the Securities and Exchange Commission upon request.

10.1 Employment Agreement made as of January 1, 1991 between Albert L. Prillaman and the Company (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 1991).(2)

---

(2) Management contract or compensatory plan

10.2 Lease dated February 23, 1987 between Stanley Interiors Corporation and Southern Furniture Exposition Building, Inc. d/b/a Southern Furniture Market Center (incorporated by reference to Exhibit 10.10 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 1987).

10.3 Lease dated June 30, 1987 between A. Allan McDonald, Virginia Cary McDonald, C. R. McDonald, Dorothy V. McDonald, and Lillian S. McDonald, as lessor, and Stanley Interiors Corporation, as lessee (incorporated by reference to Exhibit 10.14 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 1987).

10.4 Supplemental Retirement Plan of Stanley Furniture Company, Inc., as restated effective January 1, 1993 (incorporated by reference to Exhibit 10.8 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 1993).(2)

10.5 First Amendment to Supplemental Retirement Plan of Stanley Furniture Company, Inc., effective December 31, 1995, adopted December 15, 1995 (incorporated by reference to Exhibit 10.7 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 1995).(2)

10.6 Stanley Interiors Corporation Deferred Compensation Capital Enhancement Plan, effective January 1, 1986, as amended and restated effective August 1, 1987 (incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-1(Commission File No. 0-14938), No. 33-7300).(2)

10.7 1992 Stock Option Plan (incorporated by reference to Registrant's Registration Statement on Form S-8 No. 33-58396).(2)

10.8 1994 Stock Option Plan. (incorporated by reference to Exhibit 10.18 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 1994).(2)

10.9 1994 Executive Loan Plan. (incorporated by reference to Exhibit 10.19 to the Registrant's Form 10-K (Commission File No. 0-14938) for the year ended December 31, 1994).(2)

10.10 Employment Agreement dated as of June 1, 1996, between Douglas I. Payne and the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (Commission File No. 0-14938) for the quarter ended June 30, 1996).(2)

10.11 Amendment No. 1, dated as of October 1, 1996, to the Employment Agreement, dated as of January 1, 1991, between the Registrant and Albert L. Prillaman (incorporated by reference to Exhibit 10.4 to the Registrant's Form 10-Q (Commission File No. 0-14938) for the quarter ended September 29, 1996).(2)

10.12 2000 Incentive Compensation Plan (incorporate by reference to Exhibit A to the Registrant's Proxy Statement (Commission File No. 0-14938) for the special meeting of stockholders held on August 24, 2000). (2)

10.13 Amendment No. 2 to The Stanley Furniture Company, Inc. 1992 Stock Option Plan dated as of July 1, 2000 (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q (Commission File No. 0-14938) for the quarter ended September 1, 2000). (2)

10.14 Amendment No. 1 to The Stanley Furniture Company, Inc. 1994 Stock Option Plan dated as of July 1, 2000 (incorporated by reference to Exhibit 10.3 to the Registrant's Form 10-Q (Commission File No. 0-14938) for the quarter ended September 1, 2000).(2)

---

(2) *Management contract or compensatory plan*

10.15 Employment Agreement made as of April 9, 2001 between Jeffrey R. Scheffer and the Registrant (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (Commission File No. 0-14938) for the quarter ended June 30, 2001). (2)

10.16 Option Agreement, dated April 30, 2001, between the Registrant and Jeffery R. Scheffer (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (Commission File No. 0-14938) for the quarter ended September 29, 2001). (2)

10.17 Agreement, dated April 25, 2002, between Stanley Furniture Company, Inc. and Albert L. Prillaman (incorporated by reference to Exhibit 99.2 to the Registrant's Form 8-K (Commission File No. 0-14938) filed on April 25, 2002). (2)

10.18 Second Amendment to Supplemental Retirement Plan of Stanley Furniture Company, Inc. effective January 1, 2002 (incorporated by reference to Exhibit 10.33 to the Registrant's Form 10-K (commission file No. 0-14938) for the year ended December 31, 2002). (2)

10.19 Second Amendment, dated March 1, 2003, to the Employment Agreement, dated January 1, 1991, between the Registrant and Albert L. Prillaman (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (Commission File No. 0-14938) for the quarter ended March 29, 2003). (2)

10.20 First Amendment, dated March 1, 2003, to the Employment Agreement, dated April 9, 2001, between the Registrant and Jeffrey R. Scheffer (incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q (Commission File No 0-14938) for the quarter ended March 29, 2003). (2)

10.21 Credit Agreement, dated August 29, 2003, between the Registrant and SouthTrust Bank (incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (Commission File No. 0-14938) for the quarter ended September 27, 2003).

21 List of Subsidiaries(1)

23 Consent of PricewaterhouseCoopers LLP(1)

31.1 Certification by Jeffrey R. Scheffer, Chief Executive Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(1)

31.2 Certification by Douglas I. Payne, Chief Financial Officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(1)

32.1 Certification of Jeffrey R. Scheffer, Chief Executive Officer of the Company, pursuant to 18 U. S. C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. (1)

32.2 Certification of Douglas I. Payne, Chief Financial Officer of the Company, pursuant to 18 U. S. C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002. (1)

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(1) Filed herewith
(2) Management contract or compensatory plan

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANLEY FURNITURE COMPANY, INC.

February 20, 2004

By: /s/Jeffrey R. Scheffer
Jeffrey R. Scheffer
President, and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Albert L. Prillaman (Albert L. Prillaman)	Chairman and Director	February 20, 2004
/s/Jeffrey R. Scheffer (Jeffrey R. Scheffer)	President and Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2004
/s/Douglas I. Payne (Douglas I. Payne)	Executive Vice President – Finance and Administration and Secretary (Principal Financial and Accounting Officer)	February 20, 2004
/s/Robert G. Culp, III (Robert G. Culp, III)	Director	February 20, 2004
/s/Michael P. Haley (Michael P. Haley)	Director	February 20, 2004
(Thomas L. Millner)	Director	February 20, 2004
/s/T. Scott McIlhenny, Jr. (T. Scott McIlhenny, Jr.)	Director	February 20, 2004

STANLEY FURNITURE COMPANY, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2003
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Auditors

To the Board of Directors and Stockholders of
Stanley Furniture Company, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Stanley Furniture Company, Inc. and its subsidiaries at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the consolidated financial statements, the Company changed its accounting policy for goodwill amortization during 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 13, 2004

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash	**$ 2,509**	$ 9,227
Accounts receivable, less allowances of $2,546 and $2,633	**30,120**	27,832
Inventories:		
Finished goods	**37,815**	35,537
Work-in-process	**7,638**	6,922
Raw materials	**9,185**	11,699
Total inventories	**54,638**	54,158
Prepaid expenses and other current assets	**2,855**	1,311
Deferred income taxes	**2,855**	2,876
Total current assets	**92,977**	95,404
Property, plant and equipment, net	**55,154**	59,539
Goodwill	**9,072**	9,072
Other assets	**7,000**	8,470
Total assets	**$164,203**	$172,485
LIABILITIES		
Current liabilities:		
Current maturities of long-term debt	**$ 7,014**	$ 6,914
Accounts payable	**10,595**	13,386
Accrued salaries, wages and benefits	**9,511**	9,781
Other accrued expenses	**1,402**	2,379
Total current liabilities	**28,522**	32,460
Long-term debt, exclusive of current maturities	**15,686**	22,700
Deferred income taxes	**12,560**	13,084
Other long-term liabilities	**4,877**	4,554
Total liabilities	**61,645**	72,798
Commitments and Contingencies		
STOCKHOLDERS' EQUITY		
Common stock, $.02 par value, 10,000,000 shares authorized, 6,201,047 and 6,568,717 shares issued and outstanding	**124**	131
Capital in excess of par value (net of stock option loans)	**3,819**	14,757
Retained earnings	**98,680**	84,799
Accumulated other comprehensive loss	**(65)**	
Total stockholders' equity	**102,558**	99,687
Total liabilities and stockholders' equity	**$164,203**	$172,485

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	For the Years Ended December 31,		
	2003	2002	2001
Net sales	**$260,641**	$239,485	$234,322
Cost of sales	**198,788**	180,905	181,356
Restructuring and related charges (Note 8)		3,548	2,290
Gross profit	**61,853**	55,032	50,676
Selling, general and administrative expenses	**35,637**	32,671	30,482
Unusual charge (Note 9)			2,800
Restructuring and related charges (Note 8)			733
Operating income	**26,216**	22,361	16,661
Other expense (income), net	**(203)**	(219)	47
Interest expense	**2,748**	3,090	4,007
Income before income taxes	**23,671**	19,490	12,607
Income taxes	**8,521**	6,919	4,286
Net income	**$ 15,150**	$ 12,571	$ 8,321
Earnings per share:			
Basic	**$ 2.40**	$ 1.90	$ 1.26
Diluted	**$ 2.34**	$ 1.85	$ 1.21
Weighted average shares outstanding:			
Basic	**6,326**	6,609	6,610
Diluted	**6,462**	6,782	6,900

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For each of the three years in the period ended December 31, 2003
(in thousands)

	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Stock Option Loans	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2001	6,596	$132	$18,160	$(2,722)	$63,907		$ 79,477
Net income					8,321		8,321
Purchase and retirement of stock	(86)	(2)	(1,971)				(1,973)
Exercise of stock options	133	3	819	(16)			806
Tax benefit on exercise of stock options			529				529
Stock option loan payments				134			134
Balance at December 31, 2001	6,643	133	17,537	(2,604)	72,228		87,294
Net income					12,571		12,571
Purchase and retirement of stock	(158)	(2)	(3,064)				(3,066)
Issuance of stock to Stanley Retirement Plan	49	1	1,179				1,180
Exercise of stock options	121	2	1,199	(72)			1,129
Tax benefit on exercise of stock options			871				871
Stock option loan payments	(86)	(3)	(2,949)	2,660			(292)
Balance at December 31, 2002	6,569	131	14,773	(16)	84,799		99,687
Net income					**15,150**		**15,150**
Minimum pension liability, net of deferred income tax benefit of $40						**$ (65)**	**(65)**
Comprehensive income							**15,085**
Purchase and retirement of stock	**(566)**	**(11)**	**(14,769)**		**(8)**		**(14,788)**
Exercise of stock options	**198**	**4**	**2,345**				**2,349**
Tax benefit on exercise of stock options			**1,475**				**1,475**
Stock option loan payments				**11**			**11**
Dividends paid, $0.20 per share					**(1,261)**		**(1,261)**
Balance at December 31, 2003	**6,201**	**$124**	**$ 3,824**	**$ (5)**	**$98,680**	**$ (65)**	**$102,558**

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Cash received from customers	**$258,589**	$ 235,017	$ 241,273
Cash paid to suppliers and employees	**(231,712)**	(213,794)	(212,169)
Interest paid	**(2,793)**	(3,155)	(4,011)
Income taxes paid	**(9,740)**	(1,949)	(5,290)
Net cash provided by operating activities	**14,344**	16,119	19,803
Cash flows from investing activities:			
Capital expenditures	**(1,243)**	(1,037)	(4,172)
Other	**(104)**	695	(71)
Net cash used by investing activities	**(1,347)**	(342)	(4,243)
Cash flows from financing activities:			
Purchase and retirement of common stock	**(14,788)**	(3,066)	(1,973)
Issuance of senior notes			10,000
Repayment of senior notes	**(6,914)**	(6,839)	(6,715)
Dividends paid	**(1,261)**		
Repayment of revolving credit facility		(600)	(18,401)
Proceeds from exercise of stock options	**2,360**	1,205	940
Proceeds from insurance policy loans	**888**	795	719
Net cash used by financing activities	**(19,715)**	(8,505)	(15,430)
Net increase (decrease) in cash	**(6,718)**	7,272	130
Cash at beginning of year	**9,227**	1,955	1,825
Cash at end of year	**$ 2,509**	$ 9,227	$ 1,955

The accompanying notes are an integral part of the consolidated financial statements.

STANLEY FURNITURE COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies**

Organization and Basis of Presentation

The consolidated financial statements include Stanley Furniture Company, Inc. (the "Company") and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. The Company is a leading designer and manufacturer of wood furniture exclusively targeted at the upper-medium price range of the residential market.

The Company operates in one business segment. Substantially all revenues result from the sale of residential furniture products. Substantially all of the Company's trade accounts receivable are due from retailers in this market, which consists of a large number of entities with a broad geographical dispersion.

Revenue Recognition

Revenue is recognized at the time risks and rewards of ownership transfer to the buyer.

Inventories

Inventories are valued at the lower of cost or market. Cost for all inventories is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Depreciation of property, plant and equipment is computed using the straight-line method based upon the estimated useful lives. Gains and losses related to dispositions and retirements are included in income. Maintenance and repairs are charged to income as incurred; renewals and betterments are capitalized.

Capitalized Software Cost

The Company amortizes certain purchased computer software costs using the straight-line method over the economic lives of the related products not to exceed five years. Unamortized cost at December 31, 2003 and 2002 was $189,000 and $237,000, respectively.

Income Taxes

Deferred income taxes are determined based on the difference between the consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance. Income tax credits are reported as a reduction of income tax expense in the year in which the credits are generated.

Fair Value of Financial Instruments

The fair value of the Company's long-term debt is estimated using discounted cash flow analysis based on the incremental borrowing rates currently available to the Company for loans with similar terms and maturities. At December 31, 2003, the fair value is not materially different than its carrying value. The fair value of trade receivables, trade payables and letters of credit approximate the carrying amount because of the short maturity of these instruments.

Pension Plans

The Company's funding policy is to contribute to all qualified plans annually an amount equal to the normal cost and a portion of the unfunded liability, but not to exceed the maximum amount that can be deducted for federal income tax purposes.

1. **Summary of Significant Accounting Policies (continued)**

Earnings per Common Share

Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options, calculated using the treasury stock method.

Stock Options

The Company applies Accounting Principles Board Opinion No. 25 in accounting for stock options and discloses the fair value of options granted as permitted by Statement of Financial Accounting Standards No. 123. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the common stock at date of grant.

The estimated per share weighted-average fair value of stock options granted during 2003, 2002 and 2001 was $11.45, $14.36 and $14.70, respectively, on the date of grant. A risk-free interest rate of 3.9%, 4.0% and 5.1% for 2003, 2002 and 2001, respectively, and a volatility rate of 40 to 50% with an expected life of 8 to 10 years was assumed in estimating the fair value.

The following table summarizes the pro forma effects assuming compensation cost for such awards had been recorded based upon the estimated fair value (in thousands, except per share data):

	2003	2002	2001
Net income as reported	**$15,150**	$12,571	$8,321
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**1,618**	1,783	1,940
Pro forma net income	**$13,532**	$10,788	$ 6,381
Earnings per share:			
Basic – as reported	**$ 2.40**	$ 1.90	$ 1.26
Basic – pro forma	**$ 2.14**	$ 1.63	$ 0.97
Diluted – as reported	**$ 2.34**	$ 1.85	$ 1.21
Diluted – pro forma	**$ 2.11**	$ 1.60	$ 0.93

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Changes in such estimates may affect amounts reported in future periods.

2. **Property, Plant and Equipment**

	Depreciable lives (in years)	(in thousands) 2003	2002
Land and buildings	20 to 50	**$ 38,606**	$ 38,237
Machinery and equipment	5 to 12	**74,550**	74,204
Office furniture and equipment	3 to 10	**1,846**	1,710
Property, plant and equipment, at cost		**115,002**	114,151
Less accumulated depreciation		**59,848**	54,612
Property, plant and equipment, net		**$ 55,154**	$ 59,539

3. **Debt**

	(in thousands) 2003	2002
7.28% Senior notes due through March 15, 2004	**$4,286**	$ 8,571
7.57% Senior note due through June 30, 2005	**2,700**	3,900
7.43% Senior notes due through November 18, 2007	**5,714**	7,143
6.94% Senior notes due through May 3, 2011	**10,000**	10,000
Revolving credit facility		
Total	**22,700**	29,614
Less current maturities	**7,014**	6,914
Long-term debt, exclusive of current maturities	**$15,686**	$22,700

During 2003, the Company entered into a new revolving credit agreement. The new agreement provides for maximum borrowings of $25.0 million and matures in August 2005. Interest is payable monthly at the reserve adjusted LIBOR plus .50% per annum (1.62% on December 31, 2003) or, at the Company's option, prime minus 1.0% (3.0% on December 31, 2003). The Company utilizes letters of credit to collateralize certain insurance policies and inventory purchases. Outstanding letters of credit at December 31, 2003, were $2.4 million. At December 31, 2003, no borrowings were outstanding under the revolving credit facility.

The above loan agreements require the Company to maintain certain financial covenants. The Company's ability to pay dividends with respect to its common stock and to repurchase its common stock is restricted to $25.0 million plus 50% of the Company's consolidated net earnings, adjusted for net cash proceeds received by the Company from the sale of its stock and the amount of payments for redemption, purchase or other acquisition of its capital stock, subsequent to January 1, 1999. At December 31, 2003, these covenants limit funds available to pay dividends and repurchase the Company's common stock to $23.3 million.

Annual principal requirements are $7.0 million in 2004, $4.3 million in 2005, $2.9 million in 2006, $2.9 million in 2007 and $1.4 million in 2008.

4. **Income Taxes**

The provision for income taxes consists of (in thousands):

	2003	2002	2001
Current:			
Federal	**$8,190**	$4,515	$3,980
State	**794**	294	554
Total current	**8,984**	4,809	4,534
Deferred:			
Federal	**(400)**	1,973	(228)
State	**(63)**	137	(20)
Total deferred	**(463)**	2,110	(248)
Income taxes	**$8,521**	$6,919	$4,286

A reconciliation of the difference between the federal statutory income tax rate and the effective income tax rate follows:

	2003	2002	2001
Federal statutory rate	**35.0%**	35.0%	35.0%
State tax, net of federal benefit	**2.6**	2.8	2.1
State tax credits and adjustments	**(1.0)**	(1.6)	(2.7)
Goodwill			.9
Life insurance	**(1.0)**	(1.1)	(1.5)
Other, net	**.4**	.4	.2
Effective income tax rate	**36.0%**	35.5%	34.0%

The income tax effects of temporary differences that comprise deferred tax assets and liabilities at December 31 follow (in thousands):

	2003	2002
Current deferred tax assets (liabilities):		
Accounts receivable	**$ 961**	$ 1,007
Employee benefits	**1,847**	1,721
Other accrued expenses	**47**	148
Net current deferred tax asset	**$2,855**	$ 2,876
Noncurrent deferred tax liabilities:		
Property, plant and equipment	**$11,799**	$11,687
Employee benefits	**761**	1,397
Net noncurrent deferred tax liability	**$12,560**	$13,084

5. Stockholders' Equity

The Company used $14.8 million of cash to purchase 566,000 shares of its stock on the open market at an average price of $26.15 in 2003. For the three years ending December 31, 2003, the Company has used $19.8 million of cash to purchase 810,000 shares of its common stock on the open market at an average price of $24.50. At December 31, 2003, approximately $10.2 million remains under the current Board of Directors authorization to repurchase shares of the Company's common stock.

In addition to its common stock, the Company's authorized capital includes 1,000,000 shares of "blank check" preferred stock. None was outstanding during the three years ended December 31, 2003. The Board of Directors is authorized to issue such stock in series and to fix the designation, powers, preferences, rights, limitations and restrictions with respect to any series of such shares. Such "blank check" preferred stock may rank prior to common stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of common stock.

Basic and diluted earnings per share are calculated using the following share data (in thousands):

	2003	2002	2001
Weighted average shares outstanding for basic calculation	**6,326**	6,609	6,610
Effect of stock options	**136**	173	290
Weighted average shares outstanding for diluted calculation	**6,462**	6,782	6,900

6. Employee Stock Plans

The Company's stock option plans provide for the granting of stock options up to an aggregate of 2,500,000 shares of common stock to key employees. The exercise price may not be less than the fair market value of the Company's common stock on the grant date. Granted options generally vest 20% annually. At December 31, 2003, 241,000 shares were available for grant.

Activity for the three years ended December 31, 2003 follows:

	Number of shares	Weighted-Average Exercise Price
Outstanding at January 1, 2001	806,464	$15.56
Lapsed	(13,000)	26.03
Exercised	(132,952)	6.19
Granted	550,000	27.88
Outstanding at December 31, 2001	1,210,512	22.07
Lapsed	(62,000)	26.18
Exercised	(120,756)	9.88
Granted	45,000	26.48
Outstanding at December 31, 2002	1,072,756	20.73
Lapsed	**(60,000)**	26.33
Exercised	**(197,756)**	11.88
Granted	**4,000**	21.90
Outstanding at December 31, 2003	**819,000**	$25.95

Summarized information regarding stock options outstanding and exercisable at December 31, 2003 follows:

Range of Exercise Price	Outstanding			Exercisable	
	Shares	Average Life	Average Price	Shares	Average Price
Up to $20	**38,000**	**3.3**	**$ 10.45**	**38,000**	**$ 10.45**
$20 to $27	**316,000**	**7.2**	**24.62**	**244,000**	**24.75**
$27 to $36	**465,000**	**8.0**	**28.12**	**281,000**	**28.12**
	819,000	**7.5**	**$25.95**	**563,000**	**$25.47**

7. **Employee Benefit Plans**

Defined Contribution Plan

The Company maintains a defined contribution plan covering substantially all of its employees and makes discretionary matching and profit sharing contributions. The total plan cost, including employer contributions, was $1.5 million in 2003, $1.4 million in 2002 and $1.5 million in 2001.

Pension Plans

Benefits do not accrue under the Company's pension plans after 1995. The financial status of the plans at December 31 follows (in thousands):

	2003		2002	
	Stanley Retirement Plan	**Supple-mental Plan**	Stanley Retirement Plan	Supple-mental Plan
Change in benefit obligation:				
Beginning benefit obligation	**$14,915**	**$ 1,750**	$14,722	$ 1,499
Interest cost	**917**	**112**	1,042	110
Actuarial loss (gain)	**332**	**111**	1,692	202
Benefits paid	**(1,957)**	**(82)**	(3,126)	(61)
Settlement cost	**364**		585	
Ending benefit obligation	**14,571**	**1,891**	14,915	1,750
Change in plan assets:				
Beginning fair value of plan assets	**14,949**		15,423	
Actual return on plan assets	**2,125**		(1,598)	
Employer contributions		**82**	4,250	61
Benefits paid	**(1,957)**	**(82)**	(3,126)	(61)
Ending fair value of plan assets	**15,117**		14,949	
Funded status	**546**	**(1,891)**	34	(1,750)
Unrecognized loss (gain)	**5,938**	**105**	7,658	
Net amount recognized	**$ 6,484**	**$(1,786)**	$ 7,692	$(1,750)
Amount recognized in the consolidated balance sheet:				
Prepaid (accrued) benefit cost	**$ 6,484**	**$(1,891)**	$7,692	$(1,750)
Accumulated other comprehensive loss		**105**		
Net amount recognized	**$ 6,484**	**$(1,786)**	$7,692	$(1,750)

The Company made contributions totaling $4.3 million to the Stanley Retirement Plan during 2002. The 2002 contributions included $1.2 million in Company stock. No contributions were made in 2003.

7. Employee Benefit Plans (continued)

The Company maintains an investment policy for the management of the assets of The Stanley Retirement Plan. The objective of this policy is to build a structured portfolio designed to achieve the most desirable balance between investment return and asset protection by investing in equities of high quality companies and in high quality fixed income securities which are broadly balanced and represent all market sectors. The investment structure provides the necessary liquidity for payment of retirement benefits. The target allocation and the actual allocation for assets of The Stanley Retirement Plan at December 31, 2003 and December 31, 2002, the measurement date, are as follows:

	Target Allocation	Percentage of Assets	
		2003	2002
Equity	**30 to 90%**	**54.6%**	43.5%
Fixed income	**30 to 60%**	**35.0**	23.7
Other	**3 to 25%**	**10.4**	32.8
Total		**100.0**%	100.0%

At December 31, 2003 and 2002, the Stanley Retirement Plan assets included Company stock with a fair value of $1.1 million and $1.2 million, respectively.

The benefit obligation of the Supplemental Plan, a nonqualified plan, exceeded the accrued benefit cost at December 31, 2003. The net accrued benefit cost of the Supplemental Plan includes a minimum pension liability of $105,000 at year-end 2003.

Components of pension cost follow (in thousands):

	2003	2002	2001
Interest cost	**$1,028**	$ 1,152	$ 1,195
Expected return on plan assets	**(958)**	(1,117)	(1,247)
Net amortization and deferral	**573**	307	45
Net (credit) cost	**643**	342	(7)
Settlement expense	**682**	1,674	468
Total expense	**$1,325**	$ 2,016	$ 461

The assumptions used to determine the plans' financial status and pension cost were:

	2003	2002	2001
Discount rate for funded status	**6.00%**	6.50%	7.25%
Discount rate for pension cost	**6.50%**	7.25%	7.60%
Return on assets	**6.50%**	7.50%	7.50%

7. Employee Benefit Plans (continued)

The Company's pension expense is developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are reviewed and updated on an annual basis at the beginning of each year. The Company is required to consider current market conditions, including changes in interest rates, in making assumptions. In establishing its expected return on assets assumption, the Company reviews asset allocation considering plan maturity and develops return assumptions based on different asset classes adjusting for plan operating expenses. The return assumptions are established after reviewing historical returns of broader market indexes, as well as historical performance of the investments of The Stanley Retirement Plan.

Postretirement Benefits Other Than Pensions

The Company provides health care benefits to eligible retired employees between the ages of 55 and 65 and provides life insurance benefits to eligible retired employees from age 55 until death. The plan's financial status at December 31, the measurement date, follows (in thousands):

	2003	2002
Change in benefit obligation:		
Beginning benefit obligation	**$ 3,137**	$ 3,026
Service cost	**58**	48
Interest cost	**187**	211
Actuarial loss	**78**	276
Plan participants' contributions	**171**	187
Benefits paid	**(398)**	(611)
Ending benefit obligation	**3,233**	3,137
Change in plan assets:		
Beginning fair value of plan assets		
Employer contributions	**227**	424
Plan participants' contributions	**171**	187
Benefits paid	**(398)**	(611)
Ending fair value of plan assets		
Funded status	**(3,233)**	(3,137)
Unrecognized net loss	**1,111**	1,087
Unrecognized transition obligation	**1,174**	1,304
Accrued benefit cost	**$ (948)**	$ (746)

Components of net periodic postretirement benefit cost were (in thousands):

	2003	2002	2001
Service cost	**$ 58**	$ 48	$ 40
Interest cost	**187**	211	222
Amortization of transition obligation	**130**	130	130
Amortization and deferral	**53**	47	40
Net periodic postretirement benefit cost	**$428**	$436	$432

7. **Employee Benefit Plans (continued)**

The weighted-average discount rates used in determining the actuarial present value of the projected benefit obligation were 6.00% in 2003, 6.50% in 2002 and 7.25% in 2001.

Assumed health care cost trend rates at December 31:

	2003	2002	2001
Health care cost assumed trend rate for next year.......	**8.5%**	9.0%	10.0%
Rate that the cost trend rate gradually declines to	**5.0%**	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	**2011**	2011	2011

An increase or decrease in the assumed health care cost trend rate of one percentage point in each future year would affect the accumulated postretirement benefit obligation at December 31, 2003, by approximately $80,000 and the annual postretirement benefit cost by approximately $11,000.

Deferred Compensation

The Company has a deferred compensation plan, funded with life insurance policies, which permits certain management employees to defer portions of their compensation and earn a fixed rate of return. The accrued liabilities relating to this plan of $1.6 million at both December 31, 2003 and December 31, 2002 are included in *accrued salaries, wages and benefits and other long-term liabilities.* The cash surrender value, net of policy loans, is included in other assets. Policy loan interest of $911,000, $789,000 and $703,000 was charged to interest expense in 2003, 2002 and 2001, respectively.

8. **Restructuring and Related Charges**

Beginning in December 2001, the Company has executed a plan to consolidate its manufacturing operations to maximize production efficiencies as a result of excess capacity created by expanded offshore sourcing. Manufacturing operations at its former West End, North Carolina facility were phased out during 2002, including the sale of real estate. The remaining restructuring accrual at December 31, 2003 of $188,000 consists of a lease obligation.

9. **Unusual Charge**

An unusual charge of $2.8 million was recorded in 2001 to write off amounts due from a major customer, which declared bankruptcy and closed its stores.

10. **Goodwill**

On January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 142, ("SFAS 142"), "Goodwill and Other Intangible Assets". In accordance with SFAS 142, the Company discontinued goodwill amortization and tested goodwill of $9.1 million for impairment as of January 1, 2002 and December 31, 2002 and 2003 determining that no impairment loss was necessary. The Company will continue to test goodwill for impairment at least annually. The following table presents net income on a comparable basis, after adjustment for goodwill amortization (in thousands, except per share amounts):

	2003	2002	2001
Net income:			
As reported	**$15,150**	$12,571	$ 8,321
Goodwill amortization (net of tax)			336
Adjusted net income	**$15,150**	$12,571	$ 8,657
Basic earnings per share:			
As reported	**$ 2.40**	$ 1.90	$ 1.26
As adjusted	**$ 2.40**	$ 1.90	$ 1.31
Diluted earnings per share:			
As reported	**$ 2.34**	$ 1.85	$ 1.21
As adjusted	**$ 2.34**	$ 1.85	$ 1.25

11. **Commitments and Contingencies**

The Company leases showroom space and certain technology equipment. Rental expenses charged to operations were $1.3 million, $1.2 million and $1.4 million in 2003, 2002 and 2001, respectively. Future minimum lease payments are approximately as follows: 2004 - $774,000; 2005 - $191,000; 2006 - $103,000; 2007 - $57,000 and 2008 - $0.

In the normal course of business, the Company is involved in claims and lawsuits, none of which currently, in management's opinion, will have a material adverse affect on the Company's Consolidated Financial Statements.

12. Supplemental Cash Flow Information

	(in thousands)		
	2003	2002	2001
Net income	**$15,150**	$12,571	$8,321
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**5,623**	5,724	5,900
Amortization	**160**	214	565
Unusual charge			2,800
Restructuring charge		1,755	1,990
Deferred income taxes	**(463)**	2,110	(248)
Other, net	**2**	34	29
Changes in assets and liabilities:			
Accounts receivable	**(2,288)**	(3,970)	6,563
Inventories	**(480)**	(4,636)	4,600
Prepaid expenses and other current assets	**403**	(418)	(2,300)
Accounts payable	**(2,791)**	1,545	(7,666)
Accrued salaries, wages and benefits	**(270)**	721	(1,719)
Other accrued expenses	**(977)**	544	1,313
Other assets	**57**	40	49
Other long-term liabilities	**218**	(115)	(394)
Net cash provided by operating activities	**$14,344**	$16,119	$19,803

13. Quarterly Results of Operations (Unaudited)

	(in thousands, except per share data)			
2003 Quarters:	**First**	**Second**	**Third**	**Fourth**
Net sales	**$61,298**	**$61,409**	**$65,227**	**$72,707**
Gross profit	**14,622**	**14,565**	**15,641**	**17,025**
Net income	**3,466**	**3,536**	**3,716**	**4,432**
Net income per share:				
Basic	**$ .53**	**$ .54**	**$ .61**	**$ .72**
Diluted	**.52**	**.53**	**.59**	**.70**
Dividend paid per share	**.05**	**.05**	**.05**	**.05**
2002 Quarters:				
Net sales	$59,574	$55,268	$61,338	$63,305
Gross profit	11,563	12,621	15,161	15,687
Net income	1,867	2,615	4,139	3,950
Net income per share:				
Basic	$ .28	$ .39	$ .63	$ .60
Diluted	.27	.37	.62	.59

DIRECTORS, OFFICERS AND STOCKHOLDER INFORMATION

DIRECTORS AND OFFICERS

Albert L. Prillaman
Chairman of the Board

Robert G. Culp, III[A,N]
Director; Chairman and CEO
Culp, Inc.

Michael P. Haley[A,C,N]
Director; President and Chief Executive Officer
NW Manufacturers, Inc.

T. Scott McIlhenny, Jr.[A,C,N]
Director; Chief Operating Officer
Northstar Travel Media

Thomas L. Millner [A,C,N]
Director; President and
Chief Operating Officer,
Remington Arms Company, Inc.

Jeffrey R. Scheffer
President and Chief Executive Officer
Director

Philip D. Haney
Executive Vice President -
Marketing & Sales, Stanley Collections

Douglas I. Payne
Executive Vice President -
Finance and Administration,
and Secretary

R. Glenn Prillaman
Senior Vice President -
Marketing & Sales, Young America®

Robert A. Sitler, Jr.
Senior Vice President - Operations

Board Committees:
A - Audit
C - Compensation and Benefits
N - Corporate Governance and Nominating

STOCKHOLDER INFORMATION

Legal Counsel
McGuireWoods LLP
Richmond, VA

Transfer Agent
Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, NY 10004
Tel: 212-509-4000
Fax: 212-509-5150
continentalstock.com

Independent Auditors
PricewaterhouseCoopers LLP
Greensboro, NC

Stock Listing
Nasdaq Stock Market
Symbol - **STLY**

Corporate Headquarters
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
P. O. Box 30
Stanleytown, VA 24168
Tel: 276-627-2000

Email: investor@stanleyfurniture.com

Web site
stanleyfurniture.com

Annual Meeting
April 14, 2004, 11:00 a.m.
Stanley Furniture Company, Inc.
1641 Fairystone Park Highway
Stanleytown, VA 24168

Investor Information
For a free copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission or other information about Stanley Furniture Company, please visit our web site or contact Doug Payne at the above address.

HISTORICAL FINANCIAL DATA

(in thousands, except per share and employee data)	2003	2002	2001	2000	1999	1998	1997[3]	1996[3]
				Years Ended December 31,				
Income Statement:								
Net sales	**$260,641**	$239,485	$234,322	$283,092	$264,717	$247,371	$211,905	$201,905
Cost of sales	**198,788**	180,905	181,356	214,499	196,631	186,931	159,453	153,332
Restructuring charge[1]		3,548	2,290					
Gross profit	**61,853**	55,032	50,676	68,593	68,086	60,440	52,452	48,573
Selling, general and administrative expenses	**35,637**	32,671	30,482	33,656	33,796	32,496	29,949	30,403
Unusual charge[2]			2,800					
Restructuring charge[1]			733					
Operating income	**26,216**	22,361	16,661	34,937	34,290	27,944	22,503	18,170
Other expense (income)	**(203)**	(219)	47	(82)	388	411	276	616
Interest expense	**2,748**	3,090	4,007	4,003	3,478	4,164	3,538	3,344
Income before income taxes	**23,671**	19,490	12,607	31,016	30,424	23,369	18,689	14,210
Income taxes	**8,521**	6,919	4,286	11,476	11,211	8,886	7,102	5,470
Net income	**$ 15,150**	$ 12,571	$ 8,321	$ 19,540	$ 19,213	$ 14,483	$ 11,587	$ 8,740
Basic earnings per share	**$ 2.40**	$ 1.90	$ 1.26	$ 2.76	$ 2.70	$ 2.07	$ 1.38	$ 0.92
Diluted earnings per share	**$ 2.34**	$ 1.85	$ 1.21	$ 2.63	$ 2.47	$ 1.82	$ 1.25	$ 0.88
Dividends paid per share[4]	**$ 0.20**							
Income statement ratios and other data:								
Gross profit as a percent of net sales	**23.7%**	23.0%	21.6%	24.2%	25.7%	24.4%	24.8%	24.1%
Operating income as a percent of net sales	**10.1%**	9.3%	7.1%	12.3%	13.0%	11.3%	10.6%	9.0%
Net income as a percent of net sales	**5.8%**	5.2%	3.6%	6.9%	7.3%	5.9%	5.5%	4.3%
Income taxes as a percentage of pretax income	**36.0%**	35.5%	34.0%	37.0%	36.8%	38.0%	38.0%	38.5%
Depreciation and amortization[5]	**$ 5,783**	$ 7,693	$ 8,455	$ 8,141	$ 6,347	$ 5,775	$ 5,432	$ 5,200

	2003	2002	2001	2000	1999	1998	1997	1996
Balance sheet and other data:								
Cash	**$ 2,509**	$ 9,227	$ 1,955	$ 1,825	$ 3,597	$ 6,791	$ 756	$ 8,126
Inventories	**54,638**	54,158	49,522	54,423	43,580	46,514	45,730	40,239
Working capital	**64,455**	62,944	51,271	53,759	38,531	44,408	41,440	46,225
Total assets	**164,203**	172,485	163,003	179,206	170,522	154,374	143,225	141,510
Long-term debt including current maturities	**22,700**	29,614	37,053	52,169	38,404	43,539	52,577	39,350
Stockholders' equity[4]	**102,558**	99,687	87,294	79,477	79,573	62,368	48,247	61,617
Capital expenditures[6]	**$ 1,243**	$ 1,037	$ 4,172	$ 6,068	$ 25,566	$ 6,680	$ 4,076	$ 3,599
Ratio of total debt to total capitalization[7]	**18.1%**	22.9%	29.8%	39.6%	32.6%	41.1%	52.1%	39.0%
Employees	**2,500**	2,600	3,050	3,350	3,100	2,875	2,800	2,700
Stock repurchases:								
Shares	**566**	158	86	869	227	315	2,326	300
Total cost	**$ 14,788**	$ 3,066	$ 1,973	$ 19,754	$ 4,708	$ 5,553	$ 25,330	$ 2,268
Closing stock price	**$ 31.50**	$ 23.25	$ 23.77	$ 24.13	$ 18.38	$ 18.25	$ 13.94	$ 9.94

(1) The Company recorded restructuring and related charges in 2002 of $3.6 million (or $.34 per diluted share) and $3.0 million (or $.29 per diluted share) in 2001 for the closure of a manufacturing facility.
(2) In 2001, the Company recorded a $2.8 million (or $.26 per diluted share) charge to write off amounts due from a major customer.
(3) Amounts have been retroactively adjusted to reflect the two-for-one stock split, distributed in the form of a stock dividend, on May 15, 1998.
(4) No dividends were paid on the Company's common stock prior to 2003.
(5) 2002 and 2001 include $1.7 million and $2.0 million respectively, for increased depreciation charges resulting from the closure of a manufacturing facility.
(6) The 1999 capital expenditures were primarily for capacity expansion projects including a new facility.
(7) Total capitalization includes total debt and stockholders' equity.



Stanley
Furniture Company, Inc.

1641 Fairystone Park Highway • Stanleytown, Virginia 24168 • (276) 627-2000

For additional information visit our web site at stanleyfurniture.com